# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NATURES SUNSHINE PRODUCTS INC, CIK 0000275053
CUSIP: 639027101
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 2901 West Bluegrass Blvd., Suite 100, Lehi, Utah (UT), 84043
Date of event which requires filing of this statement: 06/25/2025
Amends the filing with accession number 0001140361-14-030565
Filed by CIK 0001615258
Persons authorized to receive notices and communications: Yuqing Chen, Shanghai Fosun Pharmaceutical (Group) Co, Ltd., No.1289 Yishan Road, Shanghai, China (F4), 200233, 86 (21) 33987000

## Reporting persons
- Shanghai Fosun Pharmaceutical (Group) Co., Ltd. (CIK 0001615258): type of reporting person: corporation (CO); citizenship or place of organization: China (F4); source of funds: working capital (WC); sole voting power 64,167; shared voting power 0; sole dispositive power 64,167; shared dispositive power 0; aggregate amount beneficially owned 64,167 (0.35% of the class)
- Fosun Pharma USA Inc. (CIK 0002071437): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: NATURES SUNSHINE PRODUCTS INC
Address of issuer's principal executive offices: 2901 West Bluegrass Blvd., Suite 100, Lehi, Utah (UT), 84043
Comment: This Amendment No. 3 amends, as set forth below, the Schedule 13D originally filed by Shanghai Fosun Pharmaceutical (Group) Co., Ltd. ("Fosun Pharma") with the Securities and Exchange Commission ("SEC") on August 4, 2014, as amended by Amendment No. 1 ("Amendment No. 1") filed with the SEC on September 2, 2014, as further amended by Amendment No. 2 ("Amendment No. 2") filed with the SEC on June 9, 2025 (the "Original Schedule 13D," and together with Amendment No. 1, Amendment No. 2, and this Amendment No. 3, the "Schedule 13D") relating to the Common Stock of the Issuer. Fosun Pharma and Fosun Pharma USA Inc. ("FPUSA") are referred to herein collectively as the "Reporting Persons."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by adding the following paragraphs:

On June 25, 2025, FPUSA, as selling stockholder, and the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with D.A. Davidson & Co. (the "Underwriter"), providing for the offer and sale of 2,854,607 shares of Common Stock (the "Shares"), being sold by FPUSA at a public offering price of $12.00 per share (the "Offering"), less the underwriting discounts and commissions of $0.54 per share, resulting in net proceeds to FPUSA of $11.46 per share. The Offering closed on June 27, 2025. The Offering was made pursuant to the Issuer's shelf registration statement (which includes a base prospectus) on Form S-3 (File No. 333-287882) that was filed with the SEC on June 9, 2025 and became effective on June 18, 2025. The base prospectus included in the registration statement, was amended and supplemented by the preliminary prospectus supplement filed with the SEC on June 25, 2025, and the final prospectus supplement filed with the SEC on June 27, 2025.

Pursuant to the Underwriting Agreement, FPUSA has entered into a lock-up agreement (the "Lock-Up Agreement") pursuant to which FPUSA has agreed not to sell or transfer any securities of the Issuer held by it for a period of 90 days from June 27, 2025, subject to limited exceptions.

In connection with the Offering, FPUSA entered into a share repurchase agreement (the "Share Repurchase Agreement") with the Issuer, pursuant to which the Issuer agreed that it may purchase up to $15.0 million of the shares of the Issuer's Common Stock that are subject to the Offering from the Underwriter at the public offering price as part of its previously announced share repurchase program.

The descriptions of the Underwriting Agreement, Lock-up Agreement, and Share Repurchase Agreement contained in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the Underwriting Agreement, Form of Lock-Up Agreement and Share Repurchase Agreement, each of which is filed as an exhibit hereto and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Persons to Rows (7) through (11), and (13) of the cover pages of this Amendment No. 3 are incorporated herein by reference. Fosun Pharma beneficially owns an aggregate of 64,167 shares of Common Stock. This amount consists of 64,167 shares of Common Stock held directly by Fosun Industrial Co., Limited. The aggregate percentage of shares of Common Stock reported as beneficially owned by Fosun Pharma was calculated based on 18,463,179 shares of Common Stock issued and outstanding as of June 9, 2025, as disclosed in the Issuer's prospectus supplement filed with the SEC on June 27, 2025, pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: Except for the sale of 2,854,607 shares of Common Stock in the Offering pursuant to the Underwriting Agreement, none of the Reporting Persons have effected any transaction in the Common Stock since Amendment No. 2.
Other persons with the right to receive dividends or sale proceeds: Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of June 27, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent of the issued and outstanding shares of Common Stock.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended by adding the following paragraph:

The descriptions of the Underwriting Agreement, Lock-Up Agreement and Share Repurchase Agreement included in Item 4 above is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended by amending/adding the following exhibits:

No. Description of Exhibit
99.1 Amended list of directors and executive officers of Fosun Pharma, persons controlling Fosun Pharma and executive officers and directors of other persons in control of Fosun Pharma (filed herewith).

99.5 Underwriting Agreement, dated June 25, 2025, by and among Nature's Sunshine Products, Inc., D.A. Davidson & Co., as representative of the several underwriters, and Fosun Pharma USA Inc. (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the SEC on June 27, 2025).

99.6 Form of Lock-Up Agreement (incorporated by reference to Exhibit B to Exhibit 1.1 of the Issuer's Current Report on Form 8-K filed with the SEC on June 27, 2025).

99.7 Share Repurchase Agreement, dated June 24, 2025, by and between Nature's Sunshine Products, Inc. and Fosun Pharma USA Inc. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on June 27, 2025).

## Signatures
- Shanghai Fosun Pharmaceutical (Group) Co., Ltd.: /s/ Yuqing Chen, Yuqing Chen / Chairman (06/27/2025)
- Fosun Pharma USA Inc.: /s/ Yuqing Wang, Yuqing Wang / Chief Financial Officer (06/27/2025)